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[NCS LOGO]

National Convenience Stores Incorporated----------------------------------------

                                                               November 14, 1995

Dear Securityholder:

     On November 8, 1995, National Convenience Stores Incorporated ("NCS") entered into a merger agreement with Diamond Shamrock, Inc. ("Diamond Shamrock") and one of its subsidiaries that provides for the acquisition of NCS by Diamond Shamrock at a price of $27 per share. Under the terms of the merger agreement, a Diamond Shamrock subsidiary has commenced a tender offer for all outstanding shares of NCS common stock at $27 per share and all outstanding warrants to purchase NCS common stock at $9.25 per warrant.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE DIAMOND SHAMROCK OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF NCS' SECURITYHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL NCS SECURITYHOLDERS ACCEPT THE DIAMOND SHAMROCK OFFER AND TENDER THEIR COMMON STOCK AND WARRANTS TO DIAMOND SHAMROCK.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included, among other things, the opinion dated November 7, 1995 of Merrill Lynch, Pierce, Fenner & Smith, Incorporated, financial advisor to NCS, that the cash consideration to be received by the NCS stockholders and warrantholders pursuant to the Diamond Shamrock offer and the merger is fair to such securityholders from a financial point of view.

     Following the successful completion of the tender offer, the Diamond Shamrock subsidiary will be merged into NCS, and all shares not purchased in the tender offer will be converted into the right to receive $27 per share in cash without interest. Warrants not tendered in the tender offer or exercised prior to the completion of the merger will remain outstanding, but upon exercise and payment of the $17.75 exercise price will represent only the right to receive $27 in cash rather than one share of common stock.

     Attached to this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is the offer to purchase of Diamond Shamrock's subsidiary, together with related materials. These documents set forth the terms and conditions of the Diamond Shamrock offer and other important information. We encourage you to read the enclosed materials carefully.

     On behalf of myself, the other members of management and the directors of NCS, I want to thank you for the support you have given the Company.

                                          Sincerely,

                                          /s/ V. H. VAN HORN
                                          V. H. Van Horn
                                          President and Chief Executive Officer

P.O. Box 758  Houston, Texas 77001-0758
100 Waugh Drive  Houston, Texas 77007-5827
713-863-2200